Advanced Technologies Group, Ltd
                             331 Newman Springs Road
                              Red Bank, N.J. 07701


                                January 19, 2010

VIA EDGAR AND TELECOPY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn: Ethan Horowitz

     Re: Advanced Technologies Group, Ltd.
         Form 10-K
         File No. 000-30987
         Filed May 18, 2009

Ladies and Gentlemen:

     On behalf of Advanced Technologies Group, Ltd., a Nevada corporation ("ATG" or the "Company"), we have set forth below the Company's proposed responses to the Staff's comment letter dated January 15, 2010 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2009 (the "Form 10-K"). The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

FORM 10-K/A FOR FISCAL YEAR ENDED JANUARY 31, 2009
FINANCIAL STATEMENTS
NOTES TO FINANCIAL STATEMENTS
GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT TWO. YOUR RESPONSE DOES NOT EXPLAIN HOW YOU CONSIDERED THE DISCLOSURE REQUIREMENTS FOR THE CORRECTION OF AN ERROR IN RELATION TO THE REVISED FINANCIAL STATEMENT PRESENTATION OF YOUR INVESTMENT IN FX DIRECT. REFER TO FASB ASC 250-10-50-7.

     By way of background, the Company filed a Form 10K/A on November 19, 2009 that reflected the reversal of a gain on the sale of its investment in FX Direct based upon the comment in an SEC letter dated November 3, 2009. In that 10-K/A filing, we responded to the SEC comment letter and we agreed to report such sale in our first quarter of fiscal 2010. Upon the filing of the amended 10-K/A, we labeled the operations relating to our FX Direct investment, for both fiscal 2009, and the comparative fiscal 2008 period, as "discontinued operations" and as such, we separately presented the operations of our FX Direct investment as a discontinued operation, and we reported our loss per share from both continuing and discontinuing operations.

     Upon receipt of an SEC comment letter dated December 11, 2009, we reviewed the requirements of a "discontinued operation," and now believe that such disposition of our FX Direct investment did not meet the requirements to be presented as discontinued operations and, as a result, in our response letter to the SEC dated January 11, 2010, we proposed to amend our 10-K/A again and reflect the operations from our investment in FX Direct as part of continuing operations, and not to present any discontinued operations.

     The proposed revision to further amend the January 2009 10-K for the classification of discontinued operations, will have no effect on the balance sheet, net loss, or the cash flows of the Company. The proposed revision will change the presentation of the accounting for our FX Direct investment in the Company's statement of operations. Based upon the SEC comment letter dated January 15, 2010, we now propose to add the following disclosure to our footnote 12, (following the explanation of the fiscal 2009 restatement relating to accounting for the disposition of the FX Direct investment), to explain this change in the presentation of the accounting for our FX Direct investment. The related revisions will also be made to Item 6 "Selected Financial Data" and Item 7 "Management Discussion and Analysis."

     Footnote 12 Disclosure to be added:

     In the initial amendment to the Company's financial statements, as described above, we had previously reported the activity from our investment in FX Direct as a "discontinued operation." Management has now determined that the disposition of this investment did not meet the requirements of a "discontinued operation" and as such , has restated its 2009, and comparative 2008, financial statements as a second amendment to the Company's financial statements, to reflect the activity of the FX Direct investment as part of continuing operations. The effects of this restatement are as follows:

                                                   As Reported      As Restated      As Reported      As Restated
                                                      2009             2009             2008             2008
                                                   -----------      -----------      -----------      -----------
Total Revenue                                      $         0      $         0      $         0      $   328,000
Loss from continuing operations                    $  (792,525)     $  (538,074)     $(3,396,547)     $  (661,489)
Discontinued Operations                            $   254,451                0      $ 2,735,058                0
Net Loss                                           $  (538,074)     $  (538,074)     $  (661,489)     $  (661,489)
Loss per share from Continuing operations          $     (0.04)     $     (0.03)     $     (0.19)     $     (0.04)
Income per share from discontinued operations      $      0.01                0      $      0.15                0
Loss per share                                     $     (0.03)     $     (0.03)     $     (0.04)     $     (0.04)

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
2. IN CONNECTION WITH THE COMMENT ABOVE, IT APPEARS THAT YOU PLAN TO RESTATE YOUR FINANCIAL STATEMENTS AGAIN TO REMOVE THE PRESENTATION OF YOUR INVESTMENT IN FX DIRECT AS A DISCONTINUED OPERATION. PLEASE FILE A ITEM
     4.02 FORM 8-K TO DISCLOSE SUCH RESTATEMENT OR TELL US WHY SUCH FILING IS NOT REQUIRED.

     Management has reviewed the guidance under Item 4.02 of Form 8-K and does not believe that such a filing is currently required. The Company had previously filed an 8-K under Item 4.02 on November 17, 2009 when it initially amended its fiscal 2009 financial statements to reverse the gain on sale of its FX Direct investment from its January 31 2009 year end and to record such a transaction in its Q1 2010 interim financial statements.

     However, the proposed revision to further amend the January 2009 10-K for the classification of discontinued operations is a matter of presentation only in the statement of operations relating to the activity from for the Company's investment in FX Direct between continuing and discontinued operations. Such a revision will have no effect on the balance sheet, net loss, or cash flows of the Company. As a result, the Company believes that this will not have any material impact on the Company's results of operations and its financial position for fiscal 2009 and fiscal 2010, and that investors may continue to rely on the previously issued financial statements notwithstanding the presentation revision that will be contained in a further amendment thereto. In light of the foregoing, the Company does not believe this presentation revision should require the filing of an Item
     4.02 Form 8-K.

On behalf of the Company we hereby acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please do not hesitate to call Brian Brodrick, Esq. of Phillips Nizer LLP at 212-841-0700.

                                      Very truly yours,

                                      Advanced Technologies Group, Ltd.


                                      By: /s/ Alex Stelmak
                                         ---------------------------------------
                                         Alex Stelmak
                                         Chief Executive Officer


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